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                                    APPENDIX

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f- 1[17 CFR 270.8f-1]:

     (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

     (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

     (c)  The fund qualifies for an exclusion from the definition of "investment
          company"  under  section   3(c)(1)  or  section  3(c)(7)  of  the  Act
          ("Abandonment of Registration"); or

     (d)  The  fund  has  become  a  business   development  company  ("Business
          Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [I7 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 10l(a)(1)(iv) of Regulation S-T [I7 CFR 232.10l(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.   No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274. 101].

SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction I may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

TEXT OF THE FORM BEGINS ON THE NEXT PAGE


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Firstar Funds, Inc.

3.   Securities and Exchange Commission File No.: 811-5380

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X]  Initial Application           [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): Firstar Funds, Inc., 615 East Michigan Street, P.O. Box 3011, Milwaukee, Wisconsin, 53202-3011.

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Michelle Lombardo, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry
     Streets, Philadelphia, PA 19103   (215) 988-2603.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

     (1) U.S. Bancorp Piper Jaffray Asset Management, Inc., (successor to Firstar Investment Research & Management Company, LLC) 615 East Michigan Street, Milwaukee, WI 53201-3011 (records relating to its function as investment adviser).

     (2) Clay Finlay Inc., 200 Park Avenue, 56th Floor, New York, NY 10166 (records relating to its function as investment sub-adviser).

     (3)  Firstar  Mutual  Fund  Services,   LLC,  615  East  Michigan   Street,
          Milwaukee,   WI  53202   (records   relating  to  its   functions   as
          administrator and transfer agent).

     (4) Quasar Distributors, LLC, 615 E. Michigan St., Milwaukee, WI 53202 (records related to its functions as distributor).

     (5)  U.S. Bank National Association  (successor to Firstar Bank, N.A.), 615
          E. Michigan Street, 3rd Floor, Milwaukee, WI 53202 (records relating to its functions as custodian).

     (6) Bankers Trust Company, 130 Liberty Street, 20th Floor, New York, New York 10006 (records relating to its function as foreign subcustodian with respect to the International Growth Fund).

     (7) The Chase Manhattan Bank, 4 Chase Metro Tech Center, Brooklyn, NY 11245, ATTN: Global Investor Services, Investment Management Group (records relating to its function as foreign subcustodian with respect to the International Value Fund).

     (8)  Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets,
          Philadelphia,    Pennsylvania,   19103   (Registrant's   Articles   of
          Incorporation, Bylaws and Minute Books).

          NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [X] Open-end          [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Wisconsin

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     (1) U.S. Bancorp Piper Jaffray Asset Management, Inc., 615 East Michigan Street, Milwaukee, WI 53201-3011 (successor to Firstar Investment and Research Management Company, LLC.) (adviser to the Fund since June 17,
          1993).

     (2) Hansberger Global Investors, Inc., 515 East Las Olas Boulevard, Suite 1300, Fort Lauderdale, Florida 33301 (sub-adviser to the International Value Fund, formerly the International Equity Fund, 6/13/97-9/24/01).

     (3)  The Glenmede  Trust Company,  One Liberty  Place,  1650 Market Street,
          Suite 1200, Philadelphia, Pennsylvania 19103 (sub-adviser to the International Growth Fund, formerly the Core International Equity Fund, 11/1/99-12/11/00).

     (4) State Street Bank and Trust Company, 2 International Place, Boston, MA 02110 (sub-adviser to the International Growth Fund, formerly the International Equity Fund, 4/26/94-8/29/97).

     (5)  Clay Finlay Inc.,  200 Park  Avenue,  56th Floor,  New York,  NY 10166
          (sub-adviser   to  the   International   Growth  Fund,   formerly  the
          International Equity Fund, 12/11/00-9/24/01).

     (6) Conning Asset Management Company, 700 Market Street, St. Louis Missouri, 63101 (sub-adviser to the Conning Money Market Fund, 6/29/01-9/20/01).

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     (1) Quasar Distributors, LLC, 615 E. Michigan St., Milwaukee, WI 53202 (8/01/00-9/26/01)

     (2) B.C. Ziegler and Company, 215 North Main Street, West Bend, Wisconsin 53095 (1/01/95-7/31/00)


13.  If the fund is a unit investment trust ("UIT") provide:

                                       N/A

     (a)  Depositor's name(s) and address(es):
     (b)  Trustee's name(s) and address(es):

14. Is there a UlT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ] Yes                  [X] No

     If Yes, for each UIT state:

     Name(s):

     File No.: 811-__________

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes      [ ] No

          If Yes, state the date on which the board vote took place:

          April 26, 2001 and May 22, 2001

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes      [ ] No

          If Yes, state the date on which the shareholder vote took place:

          August 30, 2001

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes      [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          Distributions were made with respect to the Money Market, Institutional Money Market, Tax-Exempt Money Market, U.S. Government Money Market, U.S. Treasury Money Market, Short-Term Bond, Intermediate Bond, Bond IMMDEX(TM), U.S. Government Securities, Aggregate Bond, Strategic Income, Tax-Exempt Intermediate Bond, Missouri Tax-Exempt Bond, National Municipal Bond, Balanced Income,
          Balanced Growth, Growth & Income, Equity Income, Relative Value, Equity Index, Large Cap Core Equity, Large Cap Growth, International Value, Global Equity, International Growth, MidCap Index, MidCap Core Equity, Small Cap Index, Small Cap Core Equity, Science & Technology, MicroCap and REIT Funds on September 24, 2001. Distributions were made with respect to the Ohio Tax-Exempt Money Market Fund on September 26, 2001.

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes       [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes       [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e)  Liquidations only: N/A
          Were any distributions to shareholders made in kind?

          [ ] Yes       [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: N/A
     Has the fund issued senior securities?

     [ ] Yes      [ ] No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes      [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes      [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes      [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes      [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes      [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
          Liquidation:

          (i)  Legal expenses:                                   $1,580,000

          (ii) Accounting expenses:                               $ 375,000

          (iii) Other expenses (list and identify separately):

                     Proxy solicitation:                      $      16,000
                     Proxy service:                           $     670,000
                     Proxy printing and filing:               $     650,000
                     Prospectus print/design:                 $     285,000
                     Director's insurance:                    $     350,000
                     EDGAR filing:                            $      10,000
                                                              -------------

          (iv) Total expenses (sum of lines (i)-(iii) above): $   3,936,000

     (b)  How were those expenses allocated? N/A

     (c)  Who paid those expenses? U.S. Bancorp, the adviser's parent.

     (d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [X] Yes      [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     Investment  Company  Act of 1940  Release  Nos.  25138  (order)  and  25095
     (notice).

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes      [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes      [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: First American Funds, Inc., First American Investment Funds, Inc. and First American Strategy Funds, Inc. The name of the surviving portfolios are as follows:

Firstar Fund                        Corresponding First American Fund
------------                        ---------------------------------
Money Market Fund                   Prime Obligations Fund
Institutional Money Market Fund     Prime Obligations Fund
Tax-Exempt Money Market Fund        Tax Free Obligations Fund
Ohio Tax-Exempt Money Market Fund   Ohio Tax Free Obligations Fund
U.S. Government Money Market Fund   Government Obligations Fund
U.S. Treasury Money Market Fund     Treasury Obligations Fund/Treasury
                                      Reserve Fund

                                          Corresponding First
Firstar Fund                        American Investment Fund
------------                        ------------------------
Short-Term Bond Fund                Limited Term Income Fund
Intermediate Bond Fund              Intermediate Term Income Fund
Bond IMMDEX(TM)Fund                   Bond IMMDEX(TM)Fund
U.S. Government Securities Fund     U.S. Government Securities Fund
Aggregate Bond Fund                 Fixed Income Fund
Strategic Income Fund               Corporate Bond Fund
Tax-Exempt Intermediate Bond Fund   Intermediate Tax Free Fund
Missouri Tax-Exempt Bond Fund       Missouri Tax Free Fund
National Municipal Bond Fund        Tax Free Fund
Balanced Income Fund                Balanced Fund
Balanced Growth Fund                Balanced Fund
Growth & Income Fund                Growth & Income Fund
Equity Income Fund                  Equity Income Fund
Relative Value Fund                 Relative Value Fund
Equity Index Fund                   Equity Index Fund
Large Cap Core Equity Fund          Large Cap Core Fund
Large Cap Growth Fund               Capital Growth Fund
International Value Fund            International Fund
International Growth Fund           International Fund
Mid Cap Index Fund                  Mid Cap Index Fund
Mid Cap Core Equity Fund            Mid Cap Core Fund
Small Cap Index Fund                Small Cap Index Fund
Small Cap Core Equity Fund          Small Cap Core Fund
Science & Technology Fund           Science & Technology Fund
MicroCap Fund                       Micro Cap Fund
REIT Fund                           Real Estate Securities Fund

Firstar Fund                        Corresponding First American Strategy Fund
------------                        ------------------------------------------
Global Equity Fund                  Global Growth Allocation Fund

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-03313 (First American Funds, Inc.), 811-05309 (First American Investment Funds, Inc.) and 811-07687 (First American Strategy Funds, Inc.).

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          FirstAmerican Funds, Inc., File No. 333-62110, Form N-14 (filed 06/01/01), First American Investment Funds, Inc., File No. 333-62100, Form N-14 (filed 06/01/01) and First American Strategy Funds, Inc., File No. 333-62090, Form N-14 (filed 06/01/01).

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Firstar Funds, Inc., (ii) she is the President of Firstar Funds, Inc., and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                         (Signature)


March 11, 2002                           /s/ Marian Zentmyer
                                         -----------------------------------
                                             Marian Zentmyer
                                             President